

August 15, 2022

Ivy Lee
Chief Financial Officer
SAG Holdings Ltd
14 Ang Mo Kio Street 63
Singapore 569116

> **Re: SAG Holdings Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted August 8, 2022**
> **CIK No. 0001933951**

Dear Ms. Lee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors
"Interruptions affecting our supply chain may adversely affect our business.", page 13

1. We note your new risk factor in response to comment two, as well as your disclosure that "[i]t is important that we maintain optimal levels of inventory in our distribution centers and retail stores and be able to respond rapidly to shifting customer demands." Please specifically state that global supply chain disruptions have had a negative impact on your inventory availability to date, if true, and elaborate upon the scope and nature of the negative impact to you.

Summary Consolidated Financial and Other Data, page 32

2.   Please revise your disclosure of the weighted average number of ordinary shares outstanding to reflect the number of ordinary shares outstanding used to determine your basic and diluted net income per ordinary share. Please tell us why your basic and diluted net income per ordinary share in U.S. dollars for the year ended December 31, 2020 disclosed herein does not appear to be consistent with the basic and diluted earnings per share measures disclosed in the consolidated statements of operations and comprehensive income on page F-4.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Description and Analysis of Principal Components of Our Results of Operations, page 35

3.   We note your revision in Note 3 to present two reportable segments under ASC 280 in response to comment 13. Please revise your operating results discussion to disclose in greater detail the reasons for changes in each reportable segment's operating results between the reporting periods. Refer to Item 5 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

4.   We note your response to our fifth comment pertaining to trade restrictions. Please explicitly clarify whether these trade restrictions continue to impact your business, with a view to understanding whether a decline in revenue is expected to continue.

Enhancement and innovation of digital capability, page 61

5.   We note your response to our ninth comment. At the end of this discussion, please include a cross-reference to the risk factor you have added on page 17 pertaining to the risks associated with expansion of your e-commerce presence.

Business
Develop Warrant and Service Suite Offerings, page 62

6.   We note your response to our tenth comment. If true, please explicitly clarify that there are currently no ongoing negotiations with potential customers in these areas or any contracts that have been signed to date with potential business partners who would assist in the provision of these services.

Notes to Consolidated Financial Statements
Note 10 - Right-of-Use Assets, page F-20

7.   We note your expanded disclosure under Note 10 in response to comment 12. Please tell us how you have determined your finance lease right-of-use asset had zero value as of December 31, 2021 and 2020. We refer you to ASC 842-20-30-5 and ASC 842-20-35-1.

You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-4457 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joilene Wood